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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                 000-21057

                                   FORM 12B-25                   ---------------

                           NOTIFICATION OF LATE FILING           CUSIP NUMBER
                                                                 26784F 10 3



(Check One):      [ x   ] Form 10-K     [    ] Form 20-F       [    ] Form 11-K
                  [     ] Form 10-Q     [    ] Form N-SAR


                  For Period Ended: July 31, 1998
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                  [     ]    Transition Report on Form 10-K
                  [     ]    Transition Report on Form 20-F
                  [     ]    Transition Report on Form 11-K
                  [     ]    Transition Report on Form 10-Q
                  [     ]    Transition Report on Form N-SAR
                  For the Transition Period Ended: ______________________
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             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -   REGISTRANT INFORMATION

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Dynamex Inc.
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Full name of Registrant

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Former Name if Applicable

1431 Greenway Drive, Suite 345
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Address of Principal Executive Office (Street and Number)

Irving, Texas 75038
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City, State and Zip Code

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PART II  - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due
[ X ] date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III  -   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company completed nine acquisitions during the year ended July 31, 1998 (six of these in the last half of the year). Contemporaneously, it consolidated its financial accounting functions to its Irving, Texas executive office as the audit process was commencing. As a result, the Company was unable to timely assemble, and was unable to timely furnish to its independent auditors, adequate financial information that would have enabled the auditors to render an opinion without unreasonable effort or expense.


PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


          Robert P. Capps               972                   756-8180
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              (Name)                (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ x ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof? [   ] Yes [ X ] No


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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                  DYNAMEX INC.
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                  (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.

Date          October 30, 1998                By    Robert P. Capps
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                                                    Executive Vice President--
                                                    Chief Financial Officer


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


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4.       Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 3.6232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).


                                INDEX TO EXHIBITS

         Exhibit 1    Statement of Independent Auditors




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                                                                       Exhibit 1


October 30, 1998


Mr. Robert P. Capps
Executive Vice President -
  Chief Financial Officer
Dynamex Inc.
1431 Greenway Drive
Suite 345
Irving, Texas 75038

Dear Mr. Capps:

We were unable to furnish our opinion with respect to the consolidated financial statements of Dynamex Inc. and Subsidiaries as of July 31, 1998 and for the three years in the period then ended, to be included in the report on Form 10-K, prior to the prescribed due date, because the requisite financial information was not provided to us by the Company in sufficient time to complete our audit. We have been advised by management that the Company experienced delays due to personnel changes associated with the consolidation of accounting functions to its Irving, Texas office and to integrating numerous acquisitions into its financial reporting systems.

                                                 Yours truly,



                                                 /s/ Deloitte & Touche